

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 26, 2010

Robert M. Swartz
c/o Hicks Acquisition Company II, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re: Hicks Acquisition Company II, Inc.**
> **Amendment No.1 to Registration Statement on**
> **Form S-1**
> **Filed August 4, 2010**
> **File No. 333-167809**

Dear Mr. Swartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 7 in our letter dated July 27, 2010 that you will not allow for a tender of 100% in all circumstances. You have included revised disclosure that the maximum redemption would not exceed an amount that would cause your net tangible assets to be less than $5,000,001. It is not clear if that means you will allow for a tender of up to the maximum redemption amount in all circumstances. Please revise to clarify. For instance, if you are not seeking shareholder approval, would you commence a tender offer for only 50% of the shares outstanding?

2.   We note your response to comment 8 in our letter dated July 27, 2010 but are reissuing the comment in part. Please revise the summary section, the risk factors

section and other parts of the prospectus to eliminate embedded lists which make the disclosure difficult to understand. Please see Rule 421.

3. We note your response to comment 9 in our letter dated July 27, 2010. In order to avoid giving undue prominence to the total and annualized returns of Hicks Acquisitions Company I, Inc. (HACI), please remove it from the prospectus summary section of the registration statement. In addition, please balance the disclosure of the prior affiliation by clarifying that a substantial amount of the founders units and warrants were cancelled upon the closing of the business combination, which may have affected the value of the shares and warrants going forward.

4. In connection with your response to comment 9, please note that it is generally not appropriate to attribute the performance of a company to your members of management that did not control the company during the referenced performance period. Further, disclosure about HACI is on file and publicly available to potential shareholders that would determine such disclosure is relevant. As such, please revise to remove performance information that occurred after your management relinquished control.

5. Please file an amendment to include an updated consent from your independent registered public accounting firm.

Risk Factors, page 18

We are not required to obtain an opinion from an independent investment …, page 30

6. We note your response to comment 29 that if no fairness opinion is obtained, your stockholders will be relying on the judgment of the board of directors who will determine the fair market value and fairness based on "standards generally accepted by the financial community." In the appropriate section, please describe these standards in greater detail.

7. We note the revised disclosure that such "standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable." In addition to disclosing the standards use, please revise to clarify if you will provide a discussion of the application of such standards and the basis for the board's fairness determination.

We may issue notes or other debt securities, or otherwise incur substantial …, page 33

8. We note your response to comment 25. In addition to your current disclosure, please additionally disclose that you do not have a maximum debt leverage ratio or a policy with respect to how much debt you may incur and discuss the associated risks.

We may attempt to consummate our initial business combination with a …, page 35

9.   Please provide additional, detailed disclosure regarding the risks related to effecting your initial business combination with a privately held company.

Use of Proceeds, page 42

10.   We note that you will pay a total of $400,000 to The Klein Group for advisory services in connection with the offering and your initial business combination. Here or elsewhere in the prospectus, please provide additional details regarding The Klein Group and the services they will be performing for you.

Exhibit 5.1 Legal Opinion

11.   We note the last sentence of the first complete paragraph on page 2 states that your legal counsel has relied, without independent investigation, as to "various questions of fact" relevant to the legal opinion. Please note that it is inappropriate for counsel to assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please either have counsel remove this assumption or explain to us what facts are being assumed. Additionally, we note the disclosure in paragraph B on page 3 that the matters in this legal opinion are subject to and qualified and limited by "securities laws and public policy underlying such laws with respect to rights to indemnification and contribution." Please explain to us what this qualification means.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Attorney-Advisor

cc: Bruce Mendelsohn
        James A. Deeken